ARKEMA

May , 22nd , 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07024009

SEC MAIL PROCESSING
RECEIVED
MAY 24 2007
WASH. D.C. 186 SECTION

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

SUPPL

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : “Registration of the 2006 Reference Document ”

ARKEMA

Press release
Communiqué de presse

Paris, May 22nd 2007

Registration of the 2006 Reference Document

Arkema announces the registration on May 21st, 2007 under number R.07-073 of its 2006 Reference Document (*Document de Référence*) with the French market regulator *Autorité des Marchés Financiers* (AMF).

This document is available on the Company's website (www.arkema.com, under the heading Investor Relations / Publications). Furthermore, it is also available on the website of the AMF (www.amf- france.org).

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 17,000 employees, the company reported revenue of €5.7 billion. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal market

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel .: +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

END